1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Apr. 10, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/04/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1.	Announcement on 2006/03/09: Chunghwa Telecom Replacement of Representative of Juristic Person Directors

2.	Announcement on 2006/03/28: The Company’s board of directors resolved to modify the agenda of Chunghwa Telecom’s 2006 annual general meeting.

3.	Announcement on 2006/03/28: The BoD resolved the Company to issue two preferred shares in accordance with the Telecommunications Act and Articles of Incorporation

4.	Announcement on 2006/03/29: The resolution made by the Board of Directors of the Company to distribute a cash dividend of NT$4.3 and a stock dividend of NT$ 0.2 per share

5.	Announcement on 2006/03/31: Clarification of the news reported in Economic Daily News regarding the forecast of revenue 2006 from Chunghwa Telecom

6.	Announcement on 2006/04/10: Mar 2006 sales

EXHIBIT 1

Chunghwa Telecom Replacement of Representative of Juristic Person Directors

Date of events: 2006/03/09

Contents:

1.	Date of occurrence of the change: 2006/03/09

2.	Name and resume of the replaced person: Shin-Peng Tsai, Representative of Member’s Convention, Chunghwa Telecom Workers’ Union.

3.	Name and resume of the replacement: Hsu-Chung Chang, President of Chunghwa Telecom Workers’ Union.

4.	Reason for the change: Unauthorization of director representative from MOTC

5.	Number of shares held by the new director or supervisor at the time of appointment: 3,996,464,016 shares

6.	Original term (From to ): 2004/06/25 ~ 2007/06/24

7.	Effective date of the new appointment: 2006/03/09

8.	Rate of change of directors/supervisors of the same term: 0%

9.	Any other matters that need to be specified: None.

EXHIBIT 2

The Company’s board of directors resolved to modify the agenda of Chunghwa Telecom’s 2006 annual general meeting.

Date of events: 2006/03/28

Contents:

1.	Date of the board of directors resolution: 2006/03/28

2.	Date for convening the shareholders’ meeting: 2006/05/30

3.	Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Panchiao City, Taipei County, R.O.C)

4.	Cause or subjects for convening the meeting:

(1) Reports:

i.	The Company’s operation reports for 2005

ii.	The Supervisors’ audit reports on the Company’s financial statements for 2005

iii.	The Company’s financial statements for 2004 approved by the Ministry of Audit of the Republic of China

iv.	The Company’s implementation of its share repurchase program

v.	The Company’s amendment to its Code of Ethics

vi.	The Company’s issuance of preferred shares based on Article 12-8 of the Telecommunications Act and Article 6-1 of the Articles of Incorporation of the Company

(2) Issues to be approved by shareholders:

i.	The Company’s operation reports and financial statements for 2005

ii.	The Company’s distributions of earnings for 2005

(3) Issues to be discussed:

i.	Amendment to the ordinance of the Company’s Annual General Meeting

ii.	Proposal to increase the Company’s capital through earnings

iii.	Amendment to the Company’s Articles of Incorporation

iv.	Amendment to the Company’s Procedures for Acquisition or Disposition of Assets

v.	Proposal to disburse remunerations to the Company’s directors and supervisors

(4) Extraordinary motions

5.	Starting and ending dates of suspension of share transfer: 2006/04/01~2006/05/30

6.	Any other matters that need to be specified: Nil

EXHIBIT 3

The BoD resolved the Company to issue two preferred shares in accordance with the Telecommunications Act and Articles of Incorporation

Date of events: 2006/03/28

Contents:

1.	Date of the board of directors resolution: 2006/03/28

2.	Source of the private placement funds: from MOTC

3.	Number of shares privately placed: 2 preferred shares

4.	Par value per share: NT$10

5.	Total monetary amount of the private placement: NT$20

6.	Private placement price: NT$10 per share

7.	Number of shares subscribed by employees: 0

8.	Number of shares subscribed by existing shareholders: 0

9.	Rights and obligations of the new private placement shares:

(1)	The rights of the preferred shares with respect to the distribution of dividends and bonuses, the Company’s retained properties, and the Company’s profits and capital reserve in cash or the appropriated capital, etc. shall be equal to those of the common shares.

(2)	The shareholder(s) of the preferred shares has/have the same right to vote or election with those of the shareholder(s) of the common shares at a common shareholders’ meeting.

(3)	During the term of the preferred shares, the shareholder(s) of the preferred share shall be the director(s) and supervisor(s) and may be re-appointed by MOTC at any time.

(4)	When the Company issues new shares in cash, the shareholder(s) of the preferred shares shall have the same preemptive rights with respect to the new shares as those of the shareholder(s) of the common shares.

(5)	The Company shall obtain the consents of the shareholder(s) of the preferred shares before engaging in the following matters and, failing so, the action will be deemed void:

A.	To amend the Company’s name

B.	To amend the Company’s business scope

C.	To transfer all or the essential part of the Company’s business or assets

(6)	The preferred shares issued by the Company shall not be transferred. At the end of the third year from the issuance date of the preferred shares, the Company shall reacquire the preferred shares by their par value and then cancel them. The issuance date shall be the record date of the capital increase of the preferred shares.

10.	Use of the funds raised in the private placement: In accordance with the Telecommunications Act.

11.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: None

12.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: None

13.	Any other matters that need to be specified: None

EXHIBIT 4

The resolution made by the Board of Directors of the Company to distribute a cash dividend of NT$4.3 and a stock dividend of NT$ 0.2 per share

Date of events: 2006/03/29

Contents:

1.	Date of the board of directors resolution: 2006/03/28

2.	Type and monetary amount of dividend distribution: Chunghwa Telecom’s Board of Directors (BoD) proposed to distribute a cash dividend of NT$4.3 and a stock dividend of NT$0.2 per share. The BoD also proposed to distribute a remunerations totaled NT$15,337,130 to its directors and supervisors and a stock bonus totaled NT$230,056,950 and a cash bonus totaled NT$230,056,940 to its employees.

3.	Any other matters that need to be specified: None.

EXHIBIT 5

Clarification of the news reported in Economic Daily News regarding the forecast of revenue 2006 from Chunghwa Telecom

Date of events: 2006/03/31

Contents:

1.	Name of the reporting media: Economic Daily News

2.	Date of the report: 2006/03/31

3.	Content of the report: Chunghwa Telecom forecasts the revenue growth for 2006 will be at least 0.4%

4.	Summary of the information provided by investors: None.

5.	Company’s explanation of the reportage or provided information: The Company had not mentioned the revenue forecast for 2006 in 2005 Investor Conference.

6.	Countermeasures: None.

7.	Any other matters that need to be specified: None.

EXHIBIT 6

Chunghwa Telecom

Apr 10, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Mar 2006

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
Mar	Invoice amount	16,343,421	15,967,809	375,612	2.35%
Jan -Mar	Invoice amount	51,252,189	51,514,979	-262,790	-0.51%
Mar	Net sales	14,224,239	13,852,556	371,683	2.68%
Jan -Mar	Net sales	44,631,942	43,999,505	632,437	1.44%

b Trading purpose : None